Exhibit 99.1

Contact:	Trinity Biotech plc Gary Keating, Ph.D. (353)-1-2769800	LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 investorrelations@trinitybiotech.com RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 TRIB@redchip.com

Trinity Biotech Provides an Update on the Continued
Development of Its Continuous Glucose Monitor Technology

DUBLIN, Ireland (September 9, 2024) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today provided an update on the continued development of its glucose biosensor technology.  Earlier this year Trinity Biotech was granted a European patent (EP3703565) for a novel method that enhances the performance of an indwelling sensor, such as a glucose biosensor. Recent testing of this patented process has confirmed its effectiveness in improving the performance of Trinity Biotech’s glucose biosensor. Trinity Biotech intends to use this breakthrough process to stabilise and improve the functionality of the glucose biosensor in its next generation continuous glucose monitor (CGM) technology.

CGMs are small patch-like wearable medical devices that use biosensor wires under the skin to measure glucose in real-time. These devices are increasingly popular in diabetes management and health monitoring.

Patent EP3703565 describes an innovative process, within Trinity Biotech’s reusable transmitter unit, that “conditions” the CGM biosensor wire.  Typically, CGM devices experience a “run-in” or “settling” period immediately following insertion during which glucose readings are unreliable.  The conditioning process significantly reduces this run-in time, enabling reliable measurements more quickly.  In addition, this conditioning process has demonstrated notable improvements in the accuracy of the device relative to laboratory reference methods for blood glucose testing and improve the biosensor’s Mean Absolute Relative Difference (MARD), the standard measure of accuracy used to compare CGM devices.

Trinity Biotech’s Chief Technology Officer, Dr Gary Keating, said: “The technology covered by this patent represents a major advancement for our CGM platform. The CGM technology we acquired in January already offers strong advantages in terms of affordability and sustainability, thanks to its unique self-inserted biosensor wire. However, in advance of the acquisition, we recognised that the requirement for users to periodically re-calibrate the device using a separate finger-stick blood glucose monitor was not in line with the market leading solutions and was a barrier to broader adoption.  We believed that this patented conditioning process would likely play an important role in further enhancing the technology towards a more user-friendly, fully self-calibrating, device.  Our post-acquisition testing of this conditioning process has confirmed its effectiveness and – together with other refinements to the biosensor wire design – will be further evaluated in upcoming pre-pivotal trials to create an optimized CGM that can be rapidly introduced into global markets.”

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.